UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BENEFYTT TECHNOLOGIES, INC.

(Name of Subject Company)

BENEFYTT TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A Common Stock: 08182C106

Class B Common Stock: None

(CUSIP Number of Class of Securities)

Erik Helding

Chief Financial Officer, Secretary and Treasurer

3450 Buschwood Park Dr., Suite 200

Tampa, Florida 33618

(813) 397-1187

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Domenick DiCicco General Counsel and Chief Compliance Officer 3450 Buschwood Park Dr., Suite 200 Tampa, Florida 33618 (813) 397-1187	Michael J. Aiello, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Benefytt Technologies, Inc. (“Benefytt” or the “Company”) with the Securities and Exchange Commission on July 24, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Daylight Beta Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding Class A Common Stock, par value $0.001 per share, of the Company (the “Class A Shares”) at an offer price of $31.00 per Class A Share, net to the seller thereof in cash, without interest and less any withholding taxes (such amount being hereinafter referred to as the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated July 24, 2020, and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Purchaser also offered to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares” and, together with the Class A Shares, the “Shares”) for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 24, 2020. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of the Offer

The Offer and all withdrawal rights thereunder expired at one minute after 11:59 p.m., Eastern Time, on August 20, 2020. The Depositary for the Offer has advised that, as of the expiration of the Offer, an aggregate of 11,854,521 Class A Shares (excluding 1,721,795 Class A Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 83.1% of the Shares then outstanding. There were no Class B Shares outstanding at expiration time of the Offer and no Class B Shares were tendered into the Offer. All conditions to the Offer having been satisfied, Purchaser accepted for payment all Class A Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and payment of the Offer Price for such Class A Shares will be promptly made by the Depositary.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for purchase and payment, and will as soon as reasonably practicable pay for all Shares tendered and not validly withdrawn in the Offer.

As a result of its acceptance of Shares tendered in the Offer, Purchaser now owns a sufficient number of Shares to complete the Merger pursuant to the Merger Agreement without a meeting of Benefytt’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately before the Effective Time will be automatically canceled and converted into the right to receive $31.00 per Share in cash, without interest and subject to any withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Benefytt’s reporting obligations under the Exchange Act as promptly as practicable.

On August 21, 2020, Parent and the Company issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(H) to the amendment to the Schedule TO filed with the SEC on August 21, 2020, and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by MDP and Benefytt Technologies, Inc., dated August 21, 2020 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO-T/A filed with the SEC by Daylight Parent Beta Corp. and Daylight Beta Corp. on August 21, 2020).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENEFYTT TECHNOLOGIES, INC.

Date: August 21, 2020	By:	/s/ Erik M. Helding
Erik M. Helding
Chief Financial Officer, Secretary and Treasurer